UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-04801

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARNES GROUP INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Barnes Group Inc.

123 Main Street

P.O. Box 489

Bristol, Connecticut 06011-0489

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee

Barnes Group Inc.

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Barnes Group Inc. Retirement Savings Plan (the “Plan”) as of December 30, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan retroactively adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 30, 2006 and 2005.

/s/ Fiondella, Milone & LaSaracina LLP
Fiondella, Milone & LaSaracina LLP Bristol, Connecticut June 28, 2007

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 30, 2006 and 2005

	2006	2005
ASSETS
Cash and cash equivalents	$4,763,686	$73,503

Investments (Note 3):	243,258,247	211,145,420

Receivables:
Employer contributions	2,231,930	2,003,561
Participant contributions	53,000	90,000
Participant loans	5,361,397	4,989,573
Securities sold	614,430	624,887

Total receivables	8,260,757	7,708,021

Total assets	256,282,690	218,926,944

LIABILITIES

Payables:
Securities purchased	—	1,213,301
Accrued expenses	12,779	12,915

Total payables	12,779	1,226,216

Net assets reflecting all investments at fair value	256,269,911	217,700,728

Adjustments from fair value to contract value for fully benefit-responsive investment contract	418,889	485,391

Net assets available for benefits	$256,688,800	$218,186,119

See Accompanying Notes

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 30, 2006 and 2005

	2006	2005
ADDITIONS TO NET ASSETS
Net investment income:
Interest and dividend income	$2,581,102	$2,208,519
Net appreciation in fair value of investments	38,295,492	23,684,116

Total net investment income	40,876,594	25,892,635

Contributions:
Employer match	4,005,143	3,659,101
Participant and rollovers	12,719,296	12,751,543
Profit sharing	2,228,573	1,984,882

Total contributions	18,953,012	18,395,526

Other income:
Interest on participant loans	319,490	235,780

Total additions to net assets	60,149,096	44,523,941

DEDUCTIONS FROM NET ASSETS
Attributed to
Participant withdrawals	21,534,255	15,717,192
Administrative fees	112,160	114,114

Total deductions from net assets	21,646,415	15,831,306

Net increase	38,502,681	28,692,635

Net assets available for benefits Beginning of period	218,186,119	189,493,484

End of period	$256,688,800	$218,186,119

See Accompanying Notes

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 30, 2006 and 2005

1.	Description of Plan:

The following description of the Barnes Group Inc. (“Company”) Retirement Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description on the Plan’s provisions.

General. The Plan is a defined contribution plan.

Full-time salaried and non-union hourly United States employees of the Company are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may participate in the Plan on the first day of the month that follows or is coincident with their date of hire. Effective November 1, 2005, the Plan was amended to include automatic enrollment for all newly eligible employees sixty days following their date of hire.

Effective May 30, 2003, the Barnes Group Inc. Profit Sharing Plan and the Spectrum Plastic Molding Resources, Inc. 401(k) Profit Sharing Plan were merged into the Plan, with the Barnes Group Inc. Profit Sharing Plan retaining certain separate plan features. Also, effective December 1, 2003 the Kar Products, LLC Savings and Investment Plan was merged into the Plan.

The Plan was amended and restated effective January 1, 2005.

Contributions. Subject to certain restrictions which may be applied to highly compensated employees, participants must elect to make contributions to the Plan through payroll deductions of between 1% and 75% (in whole percentages) of their Plan compensation. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions and the combined pre and after tax deduction cannot exceed 75% of Plan compensation (the after-tax portion of which cannot exceed 10% of Plan compensation). A participant may also elect to increase or reduce the amount of contributions at anytime.

All Profit Sharing contributions are made by Barnes Group Inc. For Barnes Distribution, effective January 1, 2005 no allocations shall be made for any Plan year. Previously, Company contributions were at its discretion, based on the performance of Barnes Distribution. For all other participating divisions (as long as profit thresholds are achieved), a minimum contribution is equal to 3 1/2% of each eligible employee’s paid compensation which includes base wages, overtime, shift differential and commissions. Effective January 1, 2006 two new Barnes Aerospace locations were added. The following are contribution rates for certain new locations:

	Minimum	Maximum
2006	1.5%	3.0%
2007	2.5%	5.0%
2008 and thereafter	3.5%	Discretionary

The Company match is equal in value to 50% of the participants’ pre-tax contribution up to 6% of their Plan compensation. The matching Company contribution is invested directly in Barnes Group Inc. common stock and is restricted from diversification until the participant becomes 100% vested.

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 30, 2006 and 2005

1.	Description of Plan (continued):

Vesting. Effective January 1, 2004, the vesting schedule was revised so that a participant is 100% vested in company match after two completed years of service with the Company. Participants are always 100% vested with respect to their own contributions. In addition, Company contributions become 100% vested upon death, permanent disability or when the participant reaches age 55.

Profit sharing vesting is as follows:

(1) For Employees of Participating Divisions other than Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage
Less than 3 years	0%
3 but less than 4 years	20%
4 but less than 5 years	40%
5 but less than 6 years	60%
6 but less than 7 years	80%
7 or more years	100%

(2) For Employees of Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage
Less than 5 years	0%
5 or more years	100%

Benefits. Participants have several options to withdraw their contributions and earnings thereon, including hardship withdrawals and loans. Such withdrawals and loans are subject to certain rules and restrictions. Distributions of Plan benefits may be made in a lump sum or in installments over a maximum of fifteen years.

Trustee. Effective June 1, 2003 Fidelity Management Trust Company became the Trustee for all Plan assets. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan.

Other. The Company presently intends to continue the Plan indefinitely; however, the Company’s Board of Directors may terminate the Plan at any time. Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 30, 2006 and 2005

2.	Summary of Significant Accounting Policies:

Basis of accounting. The financial records of the Plan are maintained on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments. Significant policies related to investments are summarized below:

The fair value of investments in the Company’s common stock is based upon published quotations.

The fair value of investments in common trust funds and interest in registered investments are determined by the custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

The Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Income of each fund is reinvested in that fund, except certain dividends of Barnes Group Inc. stock may be paid to participants.

Adopted accounting standard. The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, American Institute of Certified Public Accountants Audit and Accounting Guide, Investment Companies, and Statements of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the statement of net assets available for benefits presents synthetic guaranteed investment contracts (GICs) at fair value and reflects the adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The FSP was retroactively adopted.

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 30, 2006 and 2005

3.	Investments:

The Plan has investments in Barnes Group Inc. common stock and in Fidelity Funds.

The following investments represent 5% or more of the Plan’s net assets:

	2006	2005
Barnes Group Inc. Common Stock	$100,335,991	$85,669,617

Fidelity Managed Income Portfolio Fund (Note 4)	$41,677,610	$42,755,270

Fidelity Dividend Growth Fund	$23,860,807	$22,150,596

Fidelity Freedom 2020 Fund	$17,399,582	$15,278,154

Fidelity Diversified International Fund	$16,181,506	$10,704,996

Participation in any investment fund other than Barnes Group Stock after April 1, 2001 will generate investment return to the participant net of investment fees. The Company pays all fees associated with investments in Barnes Group Stock. Before April 1, 2001 the Company paid all expenses of administering the Plan. Effective January 1, 2002, administrative and management fees of the Plan, except for those associated with investments in Barnes Group Stock, are paid from Plan assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Barnes Group Inc. Common Stock	$24,584,229	$17,686,768
Commingled pooled funds	13,711,263	5,997,348

	$38,295,492	$23,684,116

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 30, 2006 and 2005

4.	Stable Value Investment Contract:

The Plan maintains a fully benefit-responsive investment contract with Fidelity Investments. The contract is included in the statements of net assets available for benefits at fair value. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contract at December 31, 2006 and 2005 was $41,677,610 and $42,755,270, respectively. The average yield and crediting rates were 4.2705% and 3.65% for 2006 and 2005, respectively.

5.	Participant Loans:

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participant’s fund balance(s) based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime as published in the Wall Street Journal plus one half of one percent (interest rates ranged from 5.25% to 8.75% during 2005 and 2006). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant’s behalf in the investment funds per the participant’s investment elections. At December 2006 and 2005 there were 718 and 713, respectively, loan fund participants with loans outstanding.

6.	Withdrawals and Forfeitures:

During 2006 and 2005, participant withdrawals amounted to $21,534,255 and $15,717,192, respectively. If a participant terminates his employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures, which amounted to $136,300 and $137,300 in 2006 and 2005, respectively, are used to reduce Company contributions. Profit sharing forfeitures are reallocated as Company contributions.

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 30, 2006 and 2005

7.	Federal Income Taxes:

The U.S. Treasury Department has determined, most recently as of May 28, 2002, that the Plan as originally adopted and amended through January 1, 2002 is a qualified plan under the applicable provisions of the Internal Revenue Code and as such is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. Internal Revenue Service and applicable State regulations in effect in the year participant distributions are made determine the tax status of such distributions.

8.	Company Stock Transactions:

In 2005, the Plan purchased on the open market 849,300 shares (1,698,600 shares restated for stock split) of Barnes Group Inc. common stock at a cost of $28,241,385. The Plan also sold on the open market 1,066,670 shares (2,133,340 shares restated for stock split) at a market value of $35,304,615. The Plan received 94,058 shares (188,116 shares restated for stock split) as matching contributions from the Company.

In 2006, the Plan purchased on the open market 1,430,800 shares of Barnes Group Inc. common stock at a cost of $46,963,327. The Plan also sold on the open market 2,086,350 shares at a market value of $61,610,065. The Plan received 270,036 shares as matching contributions from the Company. In April 2006, the Company declared a two-for-one stock split in the form of a 100 percent stock dividend. The Plan received 2,477,376 shares on June 9, 2006.

The Plan owned 2,596,049 shares (5,192,098 shares restated for stock split) of Barnes Group Inc. common stock or approximately 10.8% of the outstanding common shares of the Company at December 30, 2005. The Plan owned 4,613,149 shares of Barnes Group Inc. common stock or approximately 8.8% of the outstanding common shares of the Company at December 30, 2006.

9.	Current Vulnerability Due to Concentrations of Risk

The Plan may invest in various types of investment securities. Investment securities are exposed to various market risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 30, 2006 and 2005

10.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 30, 2006:

Net assets available for benefits per the financial statements	$256,688,800
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(418,889)

Net assets available for benefits per the Form 5500	$256,269,911

For the year ended December 30, 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net investment income per the financial statements	$40,876,594
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(418,889)

Total net investment income per the Form 5500	$40,457,705

EXHIBITS

The following schedules are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i

(Form 5500)

Financial Schedules

EIN # 06-0247840

PLAN # 012

Schedule of Assets

(Held at End of Year)

December 30, 2006

(a)(b) Identity	(c) Description	Number of Units/ Shares	(d) Cost	(e) Current Value
*Fidelity Management Trust Company	Fidelity Equity–Income Fund	174,987	$8,986,578	$10,245,489
*Fidelity Management Trust Company	Spartan Total Market Index Fund	37,784	1,308,256	1,495,486
*Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	41,003	1,740,909	2,057,524
*Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	214,173	8,372,680	9,490,003
*Fidelity Management Trust Company	Fidelity Dividend Growth Fund	753,182	19,256,303	23,860,807
*Fidelity Management Trust Company	Fidelity Small Cap Independence Fund	518,420	9,725,381	10,912,737
*Fidelity Management Trust Company	Fidelity Diversified International Fund	437,930	13,099,509	16,181,506
*Fidelity Management Trust Company	Fidelity Freedom Income Fund	83,972	952,692	969,040
*Fidelity Management Trust Company	Fidelity Freedom 2000 Fund	48,503	600,884	604,344
*Fidelity Management Trust Company	Fidelity Freedom 2010 Fund	301,129	4,168,701	4,402,500
*Fidelity Management Trust Company	Fidelity Freedom 2020 Fund	1,120,385	14,365,210	17,399,582
*Fidelity Management Trust Company	Fidelity Freedom 2030 Fund	148,044	2,178,789	2,373,142
*Fidelity Management Trust Company	Fidelity Freedom 2040 Fund	132,119	1,160,566	1,252,486
*Fidelity Management Trust Company	Fidelity Managed Income Portfolio Fund	41,677,610	41,677,610	41,677,610
*Fidelity Management Trust Company	Barnes Group Inc. Common Stock	4,613,149	67,002,999	100,335,991

			$194,597,067	$243,258,247

Loan Fund
*Participant loans	4.25 – 10.5%		$—	$5,361,397

*	Party-in-interest to the Plan

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

Schedule H, line 4j

(Form 5500)

Financial Schedules

EIN #06-0247840

Plan #012

Schedule of Reportable Transactions

For the Year Ended December 30, 2006

(a)	(b)	(c)	(d)	GAAP Cost	(h) Current	(I) Net GAAP
Identity	Description	Purchase Price	Selling Price	Of Asset	Value	Gain or (loss)
Cumulative Transactions Exceeding 5% of Current Value of Plan Assets
None

Single Transaction Exceeding 5% of Current Value of Plan Assets
None

* Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Board of Directors of Barnes Group Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc. Retirement Savings Plan (Registrant)

Date: June 29, 2007	By:	/s/ Lawrence W. O’Brien
Lawrence W. O’Brien
Member of the Benefits Committee of Barnes Group Inc.